

May 30, 2013

Via E-mail
Mr. Jack B. Dunn, IV
President and Chief Executive Officer
FTI Consulting, Inc.
777 South Flagler Drive, Suite 1500 West Tower
West Palm Beach, FL 33401

      RE: **FTI Consulting, Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2012
               Filed February 28, 2013
               File No. 1-14875

Dear Mr. Dunn:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Business Overview, page 45

1. We note your disclosures on page 46 regarding your non-GAAP measures. Please revise in future filings to provide a statement disclosing the reasons why you believe that presentation of each of the non-GAAP financial measures provides useful information to investors regarding your financial condition and results of operations. For example, please disclose why you believe each measure is useful for evaluating your results of operations as compared from period-to-period and as compared to your competitors. Please provide us with your proposed disclosure.

Results of Operations, page 54

2. We note that total segment operating income is a non-GAAP measure, and that you have reconciled this measure to net income (loss) as part of your reconciliation of total adjusted segment EBITDA on page 59. Please revise in future filings to also include all

of the disclosures required by Item 10(e) of Regulation S-K. Refer to Question 104.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3694 with any questions.

Sincerely,

/s/ Jonathan Wiggins

Jonathan Wiggins
Staff Accountant